Norampac Acquires a Sawmill in the Bas-Saint-Laurent Region

Montreal, Quebec, February 3rd, 2003 - Under the terms of a transaction intervened today, Norampac becomes the new owner of the Bowater Guérette Inc. sawmill located at Rivière-Bleue, in the Quebec's Bas-Saint-Laurent River valley region of Temiscouata.

This acquisition will allow Norampac to further insure proper fiberboard supply to its containerboard mill located in Cabano.

Strength in partnership!

Norampac will not proceed alone in this venture. It has entered into an agreement in principle by which it will join forces with four other partners who will contribute both financial resources and lumber industry expertise.

The new entity will operate under the name of Groupe NBG Inc. and the partners have agreed to assign management of daily mill operations to Gestion BGF Inc., which is affiliated with lumber industry operator Bégin & Bégin Inc.

Norampac owns eight containerboard mills and twenty-five corrugated-product plants in the United States, Canada, Mexico and France. With annual production capacity exceeding 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the seventh largest in North America. Norampac is also one of Canada's leading manufacturers of corrugated products and is a joint venture owned by Domtar Inc. (symbol: DTC-TSX) and Cascades Inc. (symbol: CAS-TSX).

For further information:
Marc-André Dépin Executive Vice-President Norampac Inc. (514) 282-2607 marc_andre_depin@norampac.com	Anne-Marie Gagné Manager, Communications Norampac Inc. (514) 284-9873 anne-marie_gagne@norampac.com